Rebecca G. DiStefano

Tel +1.954.768.8221

distefanor@gtlaw.com

August 7, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention:	Thomas Jones Sherry Haywood

Re:	Draganfly Inc. Offering Statement on Form 1-A Filed June 16, 2020 File No. 024-11239

Dear Mr. Jones and Ms. Haywood:

On behalf of our client Draganfly Inc. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated July 13, 2020, with respect to the Offering Statement on Form 1-A filed on June 16, 2020 (the “Offering Statement”). For convenience, the number of each response set forth below corresponds to the numbered comment in the Staff’s letter dated July 13, 2020, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

If the Staff would like marked copies of Amendment No. 1 to the Offering Statement as filed with the Commission on the date hereof (“Amendment No. 1”) marked against the Offering Statement, please so advise and we would be happy to provide them.

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Mr. Jones and Ms. Haywood

Securities and Exchange Commission

August 7, 2020

Offering Statement on Form 1-A filed June 16, 2020

Cover Page of Offering Circular, page 1

1.	Please disclose on the cover page the number of units, the number of shares and warrants in the units, and the number common share underlying the warrants. For guidance, see Item 1(d) of Form 1-A.

Response: The Company respectfully acknowledges this comment and has included 35,000,000 as the maximum number of each of the units, number of shares and warrants in the units and the number of common shares underlying the warrants. The Company has omitted pricing of the securities until immediately prior to or immediately after Qualification in reliance on Rule 253(b) of Regulation A which allows the Company to omit price dependent information including public offering price, broker-dealer discounts or commissions, and the amount of proceeds, as well as the terms of the securities dependent upon the offering date.

Use of Proceeds to Issuer, page 26

2.	Please revise the table to include columns for net proceeds received from the sale of units based on the company receiving 25%, 50%, 75% and 100% of the maximum gross proceeds.

Response: The Company respectfully acknowledges this comment and has revised the table to include columns for net proceeds received from the sale of units based on the Company receiving 25%, 50%, 75% and 100% of the maximum gross proceeds. As discussed in the Company’s prior response to Comment 1, the Company will complete the Use of Proceeds table upon pricing of the securities.

3.	Please disclose the amount of proceeds from the offering that will be used to fund the compensation payable to your Chief Executive Officer. Also, we note your disclosure in the last paragraph on page 26 about the use of proceeds for repayment of indebtedness of the company. Please provide the disclosure required by Instruction 6 to Item 6 of Form 1A.

Response: The Company respectfully acknowledges this comment and has revised the disclosure to state that proceeds from the Offering will be used to fund 100% of the amount of the Chief Executive Officer’s direct compensation, which is $120,000.00. The Company has further revised the disclosure to provide that the Company does not at this time have indebtedness for which a material part of the proceeds is to be used for repayment (other than trade and vendor payables in the ordinary course of business for which amounts are not material).

Director and Named Executive Officer Compensation, Excluding Compensation Securities, page 47

4.	You disclose compensation of “Nil” for a number of your directors and the title in this section discloses that the summary compensation table is “excluding compensation securities.” Please include a dollar amount for your disclosures in the table and revise the title in this section. Please include all compensation during your last completed fiscal year. See Instruction 11(a) to Form 1-A.

Response: The Company respectfully acknowledges this comment. The Company has revised the table to include a dollar amount of $0 for the director compensation that was previously marked “Nil” and has removed “Excluding Compensation Securities” from the title in this section. The fair value of equity compensation granted during the last fiscal year is now included in the table under the column "Other Compensation."

Mr. Jones and Ms. Haywood

Securities and Exchange Commission

August 7, 2020

Securities Being Offered, page 51

5.	Please revise to include disclosure regarding your units and warrants, and clarify, if true, that holders of common shares receive one vote per share. See Item 14 of Form 1-A.

Response: The Company respectfully acknowledges this comment and has revised the disclosure to provide that, pursuant to its Articles, and subject to the BCBCA, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the Company’s directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time. The Company has further revised the disclosure to clarify that pursuant to the Company’s Articles, on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Financial Statements

21. Subsequent Events, page F-32

6.	On April 30, 2020, you completed the acquisition of Dronelogics Systems Inc. by acquiring all of the shares of Dronelogics, resulting in Dronelogics becoming a wholly-owned subsidiary. On closing of the Dronelogics acquisition, you paid the Dronelogics shareholders $2,000,000, consisting of a cash payment of $500,000, subject to a post-closing working capital adjustment and issued the Dronelogics shareholders 3,225,438 common shares in satisfaction of the balance of the purchase price. Please tell us what consideration you gave to including the financial statements of Dronelogics Systems Inc. and pro forma financial information related to this acquisition in accordance with paragraphs (b)(7)(iii) through (iv) of Part F/S of Form 1-A.

Response: The Company respectfully acknowledges this comment. As discussed with the SEC accounting staff telephonically on July 27, 2020 the Company is including the audited financial statements of Dronelogics Systems Inc. for the year ended December 31, 2018 and the financial statements for the nine-months ended September 30, 2019 given that these are the statements available and the statements required by the Company in its acquisition documents. The Company confirms to the Staff there have been no material changes in the financial condition of Dronelogics Systems Inc. from the period October 1, 2019 through the date of the acquisition on April 30, 2020. The Company further advises the Staff that as discussed with the Staff it will include the pro-forma statements of the Company including the effects of the acquisition of Dronelogics by further amendment to the Form 1-A/A as soon as such pro-forma statements are completed. The Company’s completion and filing of the pro-forma statements by Form 1-A/A are anticipated in mid-August, 2020.

Exhibits

7.

Please have counsel revise the legal opinion to disclose the number of units, the number of common shares and common share purchase warrants in the units, and the number of common shares underlying the common share purchase warrants.

Response: The Company respectfully acknowledges this comment and Canadian counsel for the Company has included in the legal opinion the maximum number of securities the Company will issue in connection with the offering.

Mr. Jones and Ms. Haywood

Securities and Exchange Commission

August 7, 2020

8.	Please tell us why counsel included assumptions (a) - (f) on pages 2 and 3 and exceptions and qualifications (a), (b) and (c) on page 4 of the legal opinion.

Response: The Company respectfully acknowledges this comment. The assumptions included in the legal opinion are a set of facts that its counsel assumes to be true in order to reach the opinions provided. Counsel has included the assumptions (a) - (d) under Section 3 of the revised legal opinion as these matters relate to facts that Counsel has not or is not able to verify. Counsel has included the assumption (f) under Section 3 as it relates to United States federal and state securities laws, which is a jurisdiction where counsel is not qualified to carry on the practice of law. The qualifications (a) - (d) included under Section 5 in the revised legal opinion are required in order for the opinions provided to be correct and are commonly included in connection with such opinions.

9.	It appears from footnote “*” on page III-1 that you have omitted portions of an exhibit containing confidential information. However, it is unclear from the list of exhibits as to which agreement has been filed as an exhibit contains confidential information that has been omitted. Please advise or revise.

Response: The Company respectfully acknowledges this comment. No portions of an exhibit having confidential information have been omitted. The footnote was inadvertently included in Part III - Exhibits. Accordingly, the Company has removed this footnote.

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Mr. Jones and Ms. Haywood

Securities and Exchange Commission

August 7, 2020

We appreciate your time and attention to the response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 954.768.8221.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc:            Mr. Cameron Chell, Chief Executive Officer and Mr. Paul Sun, Chief Financial Officer